Earnest Capital Crowdfund is Live 🚀

Hi there,

The future we've been waiting for is here: **The Earnest Capital Crowdfund Campaign is now live on Wefunder.** 🚀

Staring today, **anyone can invest in Earnest Capital—no matter your accreditation status**.

From day one it has been clear that the opportunity is absolutely enormous to build a new kind of capital + community + mentorship for bootstrappers, makers, indie hackers, and builders of calm companies.

So, inspired by our friends at **Backstage Capital** and (Earnest mentor) Sahil Lavingia's company **Gumroad**— we're raising a round of funding as a long-term bet on the future of Earnest Capital. And we want you to join us!

*I'm amazed to report that the **campaign** is already 1/3rd full!* 📈

Ready to invest?

Here are some things to know:

- It's the first (and possibly only) time we are allowed to accept unaccredited investors... in other words basically everybody can invest.
- This campaign is 100% open to non-US investors. Practically all countries are supported. SWIFT, Transferwise, and other methods to fund your investment become available later in the campaign (**more info**).
- If you filled out our Airtable/indication of interest form, **you still need to subscribe on Wefunder**. Sorry for all the hoop-jumping but this is a regulated process. This is an actual reservation in the round on the Wefunder platform.

The campaign is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so at this point you'll only be making a reservation, not finalizing your investment. Once we get everything filed in a few weeks, **you'll have the option to edit/confirm and finalize your investment**.

Please note: **we have removed the maximum per investor limit of $10,000**. If you reserved at $10k and want to increase you can do on the campaign page or by emailing help@wefunder.com.

Please read the "This Investment Offering" section closely. We are not supposed to discuss the terms of this offering outside of the official page, but note that **this is *not* an opportunity to invest directly** into our upcoming Earnest Capital Fund III or **any fund managed by Earnest Capital, but rather in the operating company that manages all our current and future funds**. Please ask any questions or clarifications through the portal on Wefunder.

Invest via Wefunder

Want to support another way?

Amplifying on social media is always hugely appreciated 🙏



Tyler Tringas
@tylertringas

Good morning! I'm incredibly excited to announce you (yes, YOU) can now invest directly in our mission at @earnestcapital. Our crowdfunding (Reg CF) campaign is live! wefunder.com/earnest/

link visual

Invest in Earnest Capital: Investment Advisor + ...

Investment Advisor + Mentor for Founders of Calm Companies

wefunder.com

April 14th 2021

31 Retweets **94** Likes

Honestly blown away and humbled by the support so far. We're doing this, together! 🔥

Best,

Tyler (*and the entire Earnest Capital Team*)

****PS. Some necessary disclosures:*

1. No money or other consideration is being solicited, and if sent in response, will not be accepted;
2. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and
3. A person's indication of interest involves no obligation or commitment of any kind.

Crafted in Earnest ✌️

Ready to announce your investment in Earnest Capital? 🚀

Hi there,

Thank you for believing in us, and our goal of becoming the default form of capital, community, and mentorship for the new wave of founders building calm internet companies. I'm amazed to report that **the campaign is already more than 1/3rd full!**

We'd love to your help spreading the word!

This campaign is a huge opportunity to bring more people to our movement, particularly unaccredited folks (including many founders and first time investors.) To do that, **we'll need to reach as many people as possible.**

The best way you can help is to share with others why you chose to invest with us—either publicly or by privately forwarding the campaign to your own community. We love how Allison, Andy, and Brandon did it 👇



Allison Esposito Medina
@techladyallison

Of course I had to invest in @earnestcapital and @tylertringas today 🎉 Love this approach to funding the future of thoughtful entrepreneurs and companies. twitter.com/tylertringas/s...



Tyler Tringas @tylertringas

Good morning! I'm incredibly excited to announce you (yes, YOU) can now invest directly in our mission at @earnestcapital. Our crowdfunding (Reg CF) campaign is live! wefunder.com/earnest/

April 14th 2021

1 Retweets **14** Likes



Andy Cook
@AndyGCook

I'm a big believer in the type of calm companies that @tylertringas and @earnestcapital are helping to create, evangelize, and fund.

In fact, I'm so excited that I decided to make a small angel investment in their new offering: twitter.com/tylertringas/s...



Tyler Tringas @tylertringas

Good morning! I'm incredibly excited to announce you (yes, YOU) can now invest directly in our mission at @earnestcapital. Our crowdfunding (Reg CF) campaign is live! wefunder.com/earnest/

April 14th 2021

0 Retweets **4** Likes

twitter profile avatar

Brandon Brooks
@OfficialBBrooks

Tremendous opportunity to invest in @tylertringas & @earnestcapital

ANYBODY can take advantage of this, accredited or not!!

🎉🙌🏽🚀 **twitter.com/tylertringas/s...**



Tyler Tringas @tylertringas

Good morning! I'm incredibly excited to announce you (yes, YOU) can now invest directly in our mission at @earnestcapital. Our crowdfunding (Reg CF) campaign is live! wefunder.com/earnest/

April 14th 2021

1 Retweets **8** Likes

If you'd like, here's some sample text to get you started:

"As a believer in building calm companies, I'm thrilled to announce I'm an investor in @earnestcapital. Excited to be a part of their journey going forward.

Want to join us? (You don't have to be accredited!)
👉*https://wefunder.com/earnest/* "

Amplifying **Tyler's post** on Twitter or **Matt's post** on Linkedin is also always hugely appreciated. 🙏

A Few Notes/Reminders:

- This campaign is 100% open to non-US investors. Practically all countries are supported. SWIFT, Transferwise, and other methods to fund your investment become available later in the campaign (**more info**).
- Please note: **we have removed the maximum per investor limit of $10,000**. If you reserved at $10k and want to increase you can do on the campaign page or by emailing help@wefunder.com.
- The campaign is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so at this point you'll only be making a reservation, not finalizing your investment. Once we get everything filed in a few weeks, **you'll have the option to edit/confirm and finalize your investment**.

Honestly a blown away and humbled by the support so far. We're doing this, together! 🔥

Best,

Tyler (*and the entire Earnest Capital Team*)

Earnest Capital CF Campaign: Public + No 10k Max

Hi there,

This is a quick note for accredited investors who expressed interest in joining, or already joined, our Reg CF / GP Equity round on Wefunder.

The Earnest Capital Crowdfund Campaign is now PUBLIC on Wefunder: https://wefunder.com/earnest/

Also, we have decided to lift the $10k per investor limit. You can update your investment on the campaign page if you'd like to invest more. The main reason we started with a cap was to ensure there would be room for lots of small unaccredited investors without the whole thing filling up with large investors. After reviewing the initial data from the 'friends & family' private phase, it's looking like we're going to be fine on that front. So, fire away.

Also, please do feel free to forward this to your friends and colleagues and help us by amplifying on social media 👇



Tyler Tringas
@tylertringas

Good morning! I'm incredibly excited to announce you (yes, YOU) can now invest directly in our mission at @earnestcapital. Our crowdfunding (Reg CF) campaign is live! wefunder.com/earnest/

link visual

Invest in Earnest Capital: Investment Advisor + ...

Investment Advisor + Mentor for Founders of Calm Companies

wefunder.com

April 3rd yyyy

7 Retweets **16** Likes

As always thank you so much for your support. Let's go! 🔥

Some necessary disclosures:

1. No money or other consideration is being solicited, and if sent in response, will not be accepted;
2. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and
3. A person's indication of interest involves no obligation or commitment of any kind.

Best,

Tyler and the entire Earnest Capital Team

Crafted in Earnest ✌️


Earnest Capital @earnestcapital · May 3
Curious about our @wefunder crowdfund?
Today's @protocol piece dives into the new opportunity for non-accredited investors, with @Backstage_Cap rightly credited as a trailblazer.
Thank you @bizcarson for the excellent reporting + including our story!
Biz Carson @bizcarson · May 3
Here's something to talk about at partner meetings today: Instead of crowdfunding startups, VCs are crowdfunding themselves
Emerging firms are raising extra cash through the crowd to boost their operations (and pay off debt)
protocol.com/vc-crowdfundin...
5

https://twitter.com/earnestcapital/status/1389356376837795842?s=20



sibi 🥾🍎🍌
@sibix3

If you've been following along the Earnest journey for a while, we're excited to open our doors and let anyone join us for the ride. 🙌🏾

Tyler Tringas @tylertringas · Apr 14
Good morning! I'm incredibly excited to announce you (yes, YOU) can now invest directly in our mission at @earnestcapital. Our crowdfunding (Reg CF) campaign is live! wefunder.com/earnest/
Show this thread

10:15 AM · Apr 14, 2021 · Twitter Web App

https://twitter.com/sibix3/status/1382336725461073920



Gil X. Hernandez @gilxhernandez · Apr 14

For all the unaccredited (and accredited) people out there, here is your chance to invest in @earnestcapital. Join us on our journey to fundamentally alter VC and investing. Our crowdfunding (Reg CF) campaign is live!

CAPITAL
COMMUNITY
MENTORSHIP
Earnest Capital

Invest in Earnest Capital: Investment Advisor + Mentor for Founders ...

Investment Advisor + Mentor for Founders of Calm Companies

wefunder.com

2 5 31

https://twitter.com/gilxhernandez/status/1382334080239357952?s=20

Gil X. Hernandez @gilxhernandez · Apr 14

I love this as an opportunity for unaccredited people. I know what it's like to not be able to invest in something you want even though its right in your face!

> **Gil X. Hernandez** @gilxhernandez · Apr 14
>
> For all the unaccredited (and accredited) people out there, here is your chance to invest in @earnestcapital. Join us on our journey to fundamentally alter VC and investing. Our crowdfunding (Reg CF) campaign is live!
>
> wefunder.com/earnest/

1 1 7

Gil X. Hernandez @gilxhernandez · Apr 14

I met two founders this weekend of what I believe will easily be billion dollar companies but even now I cant give them my personal money no matter how badly I want because A) I don't have that kind of money and B) I'm not accredited

4

https://twitter.com/gilxhernandez/status/1382364929705926658?s=20



Gil X. Hernandez • 1st
Investing in calm companies at Earnest Capital
1mo •

For all the unaccredited (and accredited) people out there, here is your chance to invest in Earnest Capital. Join us on our journey to fundamentally alter VC and investing. Our crowdfunding (Reg CF) campaign is live!


CAPITAL
COMMUNITY
MENTORSHIP
Earnest Capital

Invest in Earnest Capital: Investment Advisor + Mentor for Founders of Calm Companies | Wefunder

wefunder.com • 9 min read

https://www.linkedin.com/posts/gilxhernandez_invest-in-earnest-capital-investment-advisor-activity-6788109682222366720-Bn6f/

Michael Rouveure
@MichaelRouveure

Super excited about @earnestcapital 's (Reg CF) crowdfunding campaign launch today! Amazing founders, amazing investors, so glad to see this happening. All details here >>> wefunder.com/earnest/

> **Tyler Tringas** @tylertringas · Apr 14
> Good morning! I'm incredibly excited to announce you (yes, YOU) can now invest directly in our mission at @earnestcapital. Our crowdfunding (Reg CF) campaign is live! wefunder.com/earnest/
> Show this thread

3:29 PM · Apr 14, 2021 · Twitter Web App

https://twitter.com/MichaelRouveure/status/1382415822635737089

Matthew Goldstein
Head of Finance & Ops @ Earnest Capital
1mo •

Five months ago, I decided to pivot from building my own consulting business to go full-time with the team at Earnest Capital.

We believe in this crazy, newfangled thing called "building a real business." We provide capital, community, and mentorship for entrepreneurs —"bootstrappers," "indie hackers," "makers"—building calm companies. Companies that grow sustainably and profitably, love their customers, and treat their employees like people.

We've raised two funds—with our third coming in July—and invested in over 35 businesses, several of which are already returning shared earnings back to the funds, with two seeing life-changing exits.

In short...it's early days, but it's going really well.

Today, I'm excited to announce that we've launched a Regulation Crowdfunding equity raise: https://lnkd.in/eiMtmUw

This lets anyone invest directly in our mission. This is the first and possibly only time we'll be able to accept unaccredited investors, and likely the only time we'll sell actual General Partner equity in the long-term success of *all* of our funds (yep — past, current, and all future funds).

Click the link to learn more.


CAPITAL
COMMUNITY
MENTORSHIP
Earnest Capital

Invest in Earnest Capital: Investment Advisor + Mentor for Founders of Calm Companies | Wefunder
wefunder.com • 9 min read

24 · 5 comments

Like Comment Share Send

https://www.linkedin.com/posts/goldsteinmatthew_invest-in-earnest-capital-investment-advisor-activity-6788133017354326016-kxrk

Matthew Goldstein
Head of Finance & Ops @ Earnest Capital
1mo •

Update: The crowdfunding campaign is now several hundred people strong and >$1M committed!

Feel free to reach out with any questions if you're interested in building the future of early stage capital for entrepreneurs.

And for accredited investors interested in investing in our next fund:
https://lnkd.in/gsE-bGk

https://lnkd.in/gNRKP2U

Matthew Goldstein
Head of Finance & Ops @ Earnest Capital
1mo •

Five months ago, I decided to pivot from building my own consulting business to go full-time with the team at Earnest Capital.
...see more



CAPITAL
COMMUNITY
MENTORSHIP
Earnest Capital

Invest in Earnest Capital: Investment Advisor + Mentor for Founders of Calm Companies | Wefunder
wefunder.com • 9 min read

Like Comment Share Send

https://www.linkedin.com/posts/goldsteinmatthew_invest-in-earnest-capital-investment-advisor-activity-6789951952311717888-WrMd

Matt Goldstein
@GoldsteinMatt_

Join our mission to make this newfangled "building a real business"thing the new default for entrepreneurs.

We launched a Reg CF equity raise today — possibly the only time *anyone* can invest in the long-term mission of @earnestcapital!

WeFunder.com/Earnest for details

> **Tyler Tringas** @tylertringas · Apr 14
> Good morning! I'm incredibly excited to announce you (yes, YOU) can now invest directly in our mission at @earnestcapital. Our crowdfunding (Reg CF) campaign is live! wefunder.com/earnest/
> Show this thread

12:38 PM · Apr 14, 2021 · Twitter for iPhone

https://twitter.com/GoldsteinMatt_/status/1382372787818524674?s=20

Tyler Tringas @tylertringas · Apr 14

Good morning! I'm incredibly excited to announce you (yes, YOU) can now invest directly in our mission at @earnestcapital. Our crowdfunding (Reg CF) campaign is live!



CAPITAL
COMMUNITY
MENTORSHIP
Earnest Capital

Invest in Earnest Capital: Investment Advisor + Mentor for Founders ...
Investment Advisor + Mentor for Founders of Calm Companies
wefunder.com

23 112 245

Tyler Tringas @tylertringas · Apr 14

There two interesting things about this:

1/ It's the first and possibly only time we are allowed to accept unaccredited investors... in other words everybody can invest

2/ It's likely the only time we'll sell actual "equity" in the long-term success across all our funds

2 1 23

Tyler Tringas @tylertringas · Apr 14

For regulatory reasons, the best place to send specific questions on the deal are on the Wefunder page. I'll be answering them myself.



CAPITAL
COMMUNITY
MENTORSHIP
Earnest Capital

Invest in Earnest Capital: Investment Advisor + Mentor for Founders ...
Investment Advisor + Mentor for Founders of Calm Companies
wefunder.com

1 1 10

Tyler Tringas @tylertringas · Apr 14

> **Tyler Tringas** @tylertringas · Apr 14
>
> Getting this question a lot. Yes, this is 100% open to non-US-based investors. Almost all countries are supported. Some common options like Transferwise will only be available in the closing phase of the campaign so reserve now & stay tuned 🌐
> help.wefunder.com/154992-linked/...

1 6

https://twitter.com/tylertringas/status/1382331003306344452?s=20

Tyler Tringas @tylertringas · May 3

VC/early stage investing is democratizing (slowly). We're going to see more startup funds & more of them raising crowdfunding rounds. Shout out to @Backstage_Cap for leading the way on this



Instead of crowdfunding startups, VCs are crowdfunding themselves

Firms like Backstage Capital and Earnest Capital are tapping into their network of followers to cover operational costs.

protocol.com

1 · 3 · 23

Tyler Tringas @tylertringas · May 3

* with @earnestcapital fast following 😄

1 · 3

https://twitter.com/tylertringas/status/1389300476357726208?s=20

Tyler Tringas @tylertringas · Apr 27

ICYMI, there are now two different ways to invest @earnestcapital and support founders building calm companies.

1/ Our Fund III is now accepting pre-commitments for new accredited investor LPs. Tons of info here:

> **Fund 3 | Earnest Capital**
> Earnest Capital Fund 3 will open on a quarterly basis beginning 1 July 2021 (pre-commitments ...
> earnestcapital.com

2 · 4 · 9

Tyler Tringas @tylertringas · Apr 27

2/ Anybody (including unaccredited investors) can invest in the long-term success across all our current and future funds on @Wefunder


CAPITAL
COMMUNITY
MENTORSHIP
Earnest Capital

> **Invest in Earnest Capital: Investment Advisor + Mentor for Founders ...**
> Investment Advisor + Mentor for Founders of Calm Companies
> wefunder.com

1 · 4

Tyler Tringas @tylertringas · Apr 27

Both of these are in an early pre-commit phase and will be kicked into high gear in the next few weeks.

3

https://twitter.com/tylertringas/status/1387098479831437317?s=20


Tyler Tringas @tylertringas · Apr 22
these comments are just delightful
CAPITAL
COMMUNITY
MENTORSHIP
Earnest Capital
Invest in Earnest Capital: Investment Advisor + Mentor for Founders ...
Investment Advisor + Mentor for Founders of Calm Companies
wefunder.com
7

https://twitter.com/tylertringas/status/1385315352075149314?s=20


Tyler Tringas @tylertringas · Apr 19
Awesome thread. Thank you Dani!!!
Danielle Simpson @SimpsonDaniK · Apr 19
I encourage anyone who is rooting for the entrepreneurs to consider joining in. wefunder.com/earnest
Show this thread
4

https://twitter.com/tylertringas/status/1384182343204630533?s=20


Tyler Tringas @tylertringas · Apr 16
who wants to put us over the $1m mark? So close!
CAPITAL
COMMUNITY
MENTORSHIP
Earnest Capital
Invest in Earnest Capital: Investment Advisor + Mentor for Founders ...
Investment Advisor + Mentor for Founders of Calm Companies
wefunder.com
4
9
25
Tyler Tringas @tylertringas · Apr 16
Bingo!
INVEST IN EARNEST CAPITAL
Investment Advisor + Mentor for Founders of Calm Companies
CAPITAL
COMMUNITY
MENTORSHIP
$1,031,686
INVEST
3
12

https://twitter.com/tylertringas/status/1383213369893679106?s=20

https://twitter.com/tylertringas/status/1383067898218905601?s=20

Tyler Tringas @tylertringas · Apr 16

Lot of questions about "what's the difference between Fund III and the Reg CF campaign" or "how should allocate across the two" so I've just decided to make our Fund III pitch public too:

> **Fund 3 | Earnest Capital**
> Earnest Capital Fund 3 will open on a quarterly basis beginning 1 July 2021 (pre-commitments ...
> earnestcapital.com

2 · 2 · 7

Tyler Tringas @tylertringas · Apr 16

Unlike Reg CF, we can only accept accredited investors into our Funds. Entrepreneurs: you very well might be accredited and not know it. Here are some tips 👇



Tyler Tringas
@tylertringas
A great question I have heard *a lot*
There is no process to become an ac
Once you meet the income/assets re
one.
Certain investments in startups/fund
you to attest or prove (depends) that
requirements.
Iheanyi Ekechukwu @kwuchu · Aug 27, 2019
How does one become an accredited investor? >_
requirements, is it just something automatic? Or w
Patrick McKenzie @patio
Replying to @tylertringas
The wild thing for me was
since I was qualifying large
CPA: "Would anyone inves
"Yes."
"Cool you're accredited."
"Wait what."
"Want a letter?"

1 · 1 · 4

Tyler Tringas @tylertringas · Apr 16

I did a thread breaking down all the different tools @earnestcapital and other innovative funds are using to build their investor base and back companies and entrepreneurs the traditional VC world is overlooking

> **Tyler Tringas** @tylertringas · Mar 18
> There's a growing quiver of tools for new fund managers to deploy innovative investment strategies, but it can be confusing for investors. Let's go over:
> 1/ rolling/subscription funds
> 2/ syndicates & SPVs
> 3/ crowdfunded GP equity
> Show this thread

1 · 2

Tyler Tringas @tylertringas · Apr 16

And if you somehow missed it on this website, we're live on Wefunder this week raising $2m in GP Equity to fuel our team, platform, and scout program. Going pretty well so far!

> **Tyler Tringas** @tylertringas · Apr 14
> Good morning! I'm incredibly excited to announce you (yes, YOU) can now invest directly in our mission at @earnestcapital. Our crowdfunding (Reg CF) campaign is live! wefunder.com/earnest/
> Show this thread

1 · 1

Tyler Tringas @tylertringas · Apr 16

We'll be organizing a Zoom Q&A session for prospective investors in both the Reg CF and Fund III shortly so stay tuned.

1 · 3

https://twitter.com/tylertringas/status/1383067898218905601?s=20

Tyler Tringas @tylertringas · Apr 15

Re-upping since this has become quite relevant. In reference to investing in @earnestcapital
Our Wefunder CF campaign = #3 GP Equity
Our Fund III and future funds = #1 subscription funds.

AMA

> **Tyler Tringas** @tylertringas · Mar 18
>
> There's a growing quiver of tools for new fund managers to deploy innovative investment strategies, but it can be confusing for investors.
> Let's go over:
> 1/ rolling/subscription funds
> 2/ syndicates & SPVs
> 3/ crowdfunded GP equity
> Show this thread

1 · 6

https://twitter.com/tylertringas/status/1382835541419315203?s=20

Tyler Tringas @tylertringas · Apr 14

Getting this question a lot. Yes, this is 100% open to non-US-based investors. Almost all countries are supported. Some common options like Transferwise will only be available in the closing phase of the campaign so reserve now & stay tuned help.wefunder.com/154992-linked/...

> **Tyler Tringas** @tylertringas · Apr 14
>
> Good morning! I'm incredibly excited to announce you (yes, YOU) can now invest directly in our mission at @earnestcapital. Our crowdfunding (Reg CF) campaign is live! wefunder.com/earnest/
> Show this thread

1 · 4 · 17

https://twitter.com/tylertringas/status/1382421195925037057?s=20



Earnest Capital Retweeted

Tyler Tringas
@tylertringas

ICYMI the @sacrainc team absolutely crushed this report on our upcoming Reg CF campaign. I agree with basically everything (even the risks and uncertainties), except that even $80m in AUM radically undershoots our ambition for the next decade: sacra.com/research/earne...

Some key points from our analysis:

- As of December 2020, Earnest's Fund 1 and 2019 cohorts have outperformed the pooled and median benchmarks for 2-year old venture funds, with all investments made in 2019 up 250% since time of investment in terms of total value growth.
- Because Reg CF investors get a 10% slice of Tyler's carry rather than a portion of all returns (as regular LPs do), new funds raised and DPI are the two most crucial levers for the appreciation of their investment.
- Earnest can hit an IRR of 35% if they deliver on their goal of 3x cash-on-cash returns and raise $80M in new funds: comparable to the BVP Nasdaq Emerging Cloud Index, which has generated 36% IRR since inception in 2013.

11:15 AM · Apr 2, 2021 · Twitter Web App

2 Retweets **1** Quote Tweet **25** Likes

Tyler Tringas @tylertringas · Apr 2
Replying to @tylertringas
FWIW this was done completely arms-length & third-party. They got an early view of our campaign info and that's really it.

3 4

Tyler Tringas @tylertringas · Apr 2
Slowly releasing access to folks who sign up here

Crowdfunding the future of Earnest Capital | Earn...
We're opening an opportunity for non-accredited investors to back the future of Earnest Capital
earnestcapital.com

https://twitter.com/tylertringas/status/1378003249714900998?s=20

Brooke Smith
@thisis_brooke

HYPE for our (Reg CF) crowdfunding campaign launch today at @earnestcapital! 🚀

Truly inspiring founders, investors & all around good humans ✨

👉


CAPITAL
COMMUNITY
MENTORSHIP
Earnest Capital

Invest in Earnest Capital: Investment Advisor + Mentor for Founders of Calm ...
Investment Advisor + Mentor for Founders of Calm Companies
wefunder.com

3:43 PM · Apr 14, 2021 · Twitter Web App

https://twitter.com/thisis_brooke/status/1382419169799462920